PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated October 14, 2005)	Registration No. 333-128874
Human Genome Sciences, Inc.

$230,000,000
2-1/4% Convertible Subordinated Notes Due 2012
and
12,932,969 Shares of Common Stock
Issuable Upon Conversion of the Notes

     The following information supplements information contained in our prospectus dated October 14, 2005, relating to the potential offer and sale from time to time by holders of the notes and the underlying shares of our common stock. See “Plan of Distribution” in our prospectus.
     This prospectus supplement may only be delivered or used in connection with our prospectus. This prospectus supplement is incorporated by reference into our prospectus. Our common stock is listed on The Nasdaq National Market under the symbol “HGSI.”
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated December 1, 2005

     The notes were originally issued by us and sold by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under our prospectus. The information is based on information provided by or on behalf of the selling holders. All information provided in this prospectus supplement is as of November 30, 2005.
     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.
     No selling holder named in the table below beneficially owns 1% or more of our outstanding common stock as of November 30, 2005, adjusted as required by the SEC’s rules, except that Credit Suisse First Boston LLC beneficially owns 1.9% of our outstanding stock before the offering and will beneficially own 1.5% of our outstanding common stock after the offering. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007, our 3-3/4% Convertible Subordinated Notes Due 2007 and our 2-1/4% Convertible Subordinated Notes Due 2011.

	Principal Amount of	Common Stock Owned		Common Stock Owned
	Notes Beneficially	Prior to the	Common Stock	After Completion of
Name	Owned and Offered	Offering	Offered	the Offering

Akanthos Arbitrage Master Fund, LP(1)	$16,000,000	899,684	899,684	—
Allstate Insurance Company(2)**	1,500,000	84,345	84,345	—
Aristeia International Limited(3)	17,680,000	994,151	994,151	—
Aristeia Trading LLC(3)	4,320,000	242,914	242,914	—
BNP Paribas Arbitrage(4)**	4,250,000	367,620	238,978	128,642
CIBC World Markets(5)*	3,000,000	168,690	168,690	—
Citadel Equity Fund Ltd.(6)**	12,500,000	1,221,395	702,878	518,517
Credit Suisse First Boston LLC(7)*	8,250,000	2,477,149	463,899	2,013,250
Family Service Life Insurance Co. (8)**	100,000	5,623	5,623	—
FrontPoint Convertible Arbitrage Fund, L.P.(9)	4,000,000	224,921	224,921	—
Guardian Life Insurance Co.(8)**	6,000,000	337,381	337,381	—
Guardian Pension Trust(8)**	400,000	22,492	22,492	—

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Guggenheim Portfolio Company XXXI, LLC (10)	1,000,000	56,230	56,230	—
Merrill Lynch Pierce Fenner & Smith Inc.(11)*	400,000	22,492	22,492	—
Ramius Master Fund, Ltd.(12)**	1,000,000	56,230	56,230	—
RCG Halifax Fund, Ltd.(12)**	500,000	28,115	28,115	—
RCG Latitude Master Fund, Ltd.(12)**	3,500,000	196,806	196,806	—
SG Americas Securities, LLC(13)*	4,000,000	224,921	224,921	—
SuttonBrook Capital Portfolio LP(14)	14,500,000	815,339	815,339	—
Teachers Insurance and Annuity Association of American (15)**	18,600,000	1,045,883	1,045,883	—
Vicis Capital Master Fund(16)	14,000,000	787,224	787,224	—
Wachovia Securities International LTD(17)*	8,500,000	477,957	477,957	—
Whitebox Diversified Convertible Arbitrage Partners LP(10)	1,500,000	84,345	84,345	—

Total	$144,500,000	10,785,677	8,125,268	2,660,409

*	Broker-dealer.

**	Affiliate of broker-dealer
(1)	Voting power and investment control over the registrable securities is exercised by Akanthos Capital Management LLC, the general partner of the selling holder.
(2)	The selling holder is a wholly-owned subsidiary of Allstate Corporation, which is a publicly held entity.
(3)	Voting power and investment control over the registrable securities is exercised by Aristeia Capital LLC, the investment manager of the selling holder. Kevin Toner, Robert H. Lynch, Jr. and Anthony Frascella are the principals of Aristeia Capital LLC.
(4)	Voting power and investment control over the registrable securities is exercised by Mike Cohen.
(5)	The selling holder is a wholly-owned subsidiary of Canadian Imperial Bank of Commerce, which is a publicly held entity.
(6)	Voting power and investment control over the registrable securities is exercised by Kenneth C. Griffin.
(7)	The selling holder is a wholly-owned subsidiary of Credit Suisse Group, which is a publicly held entity.
(8)	Voting power and investment control over the registrable securities is exercised by John Murphy.
(9)	Voting power and investment control over the registrable securities is exercised by FrontPoint Partners LLC, which is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC, which in turn is the general partner of the selling holder. Phillip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee.

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(10)	Voting power and investment control over the registrable securities is exercised by Andrew Redleaf.
(11)	The selling holder is a publicly held entity.
(12)	Voting power and investment control over the registrable securities is exercised by Alex Adair.
(13)	The selling holder is a wholly-owned subsidiary of Societe Generale, which is a publicly held entity.
(14)	Voting power and investment control over the registrable securities is exercised by SuttonBrook Capital Management LP, the investment manager of the selling holder. John London and Steven M. Weinstein are the principals of SuttonBrook Capital Management LP.
(15)	Voting power and investment control over the registrable securities is exercised by Edward L. Toy, the selling holder’s Portfolio Managing Director.
(16)	Voting power and investment control over the registrable securities is exercised by Vicis Capital LLC, which is controlled by John Succo, Sky Lucas and Shad Stastney.
(17)	The selling holder is a wholly-owned subsidiary of Wachovia Corp., which is a publicly held entity.
     Information concerning the selling holders may change from time to time and any changed information will be set forth in future prospectus supplements if and when necessary. In addition, the per share conversion price and the “make-whole” payment, if any, and therefore the number of shares of common stock issuable upon conversion of the notes, are subject to adjustment. See “Description of Notes — Conversion Rights” in the prospectus. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion may increase or decrease.

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